

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2021

Adam Hershey
Chief Executive Officer
General Cannabis Corp
6565 E. Evans Avenue
Denver, Colorado 80224

   Re: General Cannabis Corp
     Registration Statement on Form S-1
     Filed May 10, 2021
     File No. 333-255969

Dear Mr. Hershey:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Taylor Beech at 202-551-4515 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: Stephen Cohen, Esq.